UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OfficeMax Incorporated

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

67622P101

(CUSIP Number)

Robert T. Needham

K Capital Partners, LLC

75 Park Plaza

Boston, MA 02116

(617) 646-7728

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67622P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Offshore Master Fund (U.S. Dollar), L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,933,349

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 2,933,349

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,933,349 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.139%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 67622P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special K Capital Offshore Master Fund (U.S. Dollar), L.P

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,782,451

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 2,782,451

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,782,451 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.977%

14.	Type of Reporting Person (See Instructions)

CUSIP No. 67622P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,795,800

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 5,795,800

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,795,800 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 67622P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harwich Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,795,800

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 5,795,800

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,795,800 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 67622P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abner Kurtin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,795,800

	8.	Shared Voting Power 0 shares of common stock

	9.	Sole Dispositive Power 5,795,800

	10.	Shared Dispositive Power 0 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,795,800 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to common stock, without par value per share (the “Common Stock”) of OfficeMax Incorporated (the “Issuer”).  The Issuer’s principal executive offices are located at 150 Pierce Road, Itasca Illinois 60143, United States.

Item 2.	Identity and Background

This Schedule 13D is filed by K Capital Offshore Master Fund (U.S. Dollar), L.P., Special K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively the “Partnerships”), K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin.

The Partnerships are limited partnerships organized in the Cayman Islands with a registered address at the offices of Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Cayman Islands; K Capital Partners, LLC is a Delaware limited liability company and the sole General Partner of each Partnership (the “General Partner”) having its principal place of business and executive offices at 75 Park Plaza, Boston, Massachusetts 02116; Harwich Capital Partners, LLC (“Harwich”) is a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at 75 Park Plaza, Boston, Massachusetts 02116; and Abner Kurtin is the Managing Member of Harwich, having its principal business address c/o K Capital Partners, LLC, 75 Park Plaza, Boston, Massachusetts 02116 (collectively, the “Reporting Persons”).  Mr. Kurtin is a United States citizen.  The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith.

During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock covered by this Schedule 13D were purchased by the Partnerships. The source of funds for the purchases is assets of the Partnerships available for investment.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons review on a continuing basis the investment in the Issuer. Based upon such review, the Reporting Persons believe that the market price of the Common Stock does not fully reflect its intrinsic value and that extraordinary corporate action, such as a break up or sale of the company may be required to realize that intrinsic value.  The Reporting Persons have initiated communications to the board of directors of the Issuer indicating their view that the Common Stock of the Issuer is undervalued, and that the Issuer should seek to break up the company and sell one or more of its components in order to maximize the value of such Common Stock.  The Reporting Persons intend to seek further communications with the Issuer and other industry observers and participants regarding the value of the Common Stock and possible strategic transactions, and may take other actions to insure that strategic alternatives are considered.  This may lead to consideration of transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, or dispose of, or cause to be disposed, such securities, in the open market or otherwise, at any time.

Item 5.	Interest in Securities of the Issuer

(a) and (b).  The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

As of February 23, 2005, the General Partner, as general partner of the Partnerships, may be deemed to beneficially own 5,795,800 shares of the Common Stock or 6.2% of the 93,455,000 shares of Common Stock believed to be outstanding.  Harwich, as Managing Member of the General Partner, and Mr. Kurtin, as Managing Member of Harwich, may be deemed to beneficially own the same number of shares of the Common Stock.  Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships.

(c)  The reported shares of Common Stock reflect amounts as of February 23, 2005.  The Partnerships effected the following transactions in the Common Stock during the past 60 days:

•         On December 31, 2004, K Capital Offshore Master Fund (U.S. Dollar), L.P. purchased 28,100 shares of Common Stock at a price of $31.4343 per share.

•         On December 31, 2004, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. purchased 21,900 shares of Common Stock at $31.4343 per share.

•         On January 5, 2005, K Capital Offshore Master Fund (U.S. Dollar), L.P. purchased 128,300 shares of Common Stock at a price of $30.0813 per share.

•         On January 5, 2005, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. purchased 121,700 shares of Common Stock at a price of $30.0813 per share.

•         On February 23, 2005, K Capital Offshore Master Fund (U.S. Dollar), L.P. purchased 774,932 shares of Common Stock at a price of $30.70 per share.

•         On February 23, 2005, Special K Capital Offshore Master Fund (U.S. Dollar), L.P. purchased 735,068 shares of Common Stock at a price of $30.70 per share.

All of the transactions were made in the open market on the New York Stock Exchange.

Except for the information set forth herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

     (d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the  governing documents of the Partnerships.

Each Partnership from time to time may enter into and unwind cash settled equity swap or other similar derivative arrangements with respect to the Common Stock or other securities of the Issuer.   The Partnerships currently have additional long economic exposure to the Common Stock through such arrangements. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 25th day of February, 2005.

K Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Harwich Capital Partners, LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Harwich Capital Partners, LLC

By:	/s/ Robert T. Needham
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:	/s/ Robert T. Needham
	By:	K Capital Partners, LLC, General Partner
	By:	Harwich Capital Partners LLC
	Its:	Managing Member
	By:	Robert T. Needham
	Its:	Chief Administrative Officer

Abner Kurtin

By:	/s/ Abner Kurtin
Abner Kurtin

Exhibit 1

Agreement of Joint Filing

            Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

            EXECUTED as a sealed instrument this 25th day of February, 2005.

K Capital Partners, LLC

By:       /s/ Robert T. Needham

            By:       Harwich Capital Partners, LLC

            Its:        Managing Member

            By:       Robert T. Needham

            Its:        Chief Administrative Officer

Harwich Capital Partners, LLC

By:       /s/ Robert T. Needham

            By:       Robert T. Needham

            Its:        Chief Administrative Officer

K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:       /s/ Robert T. Needham

            By:       K Capital Partners, LLC, General Partner

            By:       Harwich Capital Partners LLC

            Its:        Managing Member

            By:       Robert T. Needham

            Its:        Chief Administrative Officer

Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

By:       /s/ Robert T. Needham

            By:       K Capital Partners, LLC, General Partner

            By:       Harwich Capital Partners LLC

            Its:        Managing Member

            By:       Robert T. Needham

            Its:        Chief Administrative Officer

Abner Kurtin

By:       /s/ Abner Kurtin

            Abner Kurtin